Filed pursuant to Rule 253(g)(2)

File No. 024-11793

SUPPLEMENT DATED JULY 19, 2022

TO OFFERING CIRCULAR DATED FEBRUARY 24, 2022

STARTENGINE COLLECTIBLES FUND II LLC

3900 WEST ALAMEDA AVENUE, SUITE 1200

BURBANK, CALIFORNIA 91505

(949) 415-8730

www.startengine.com

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with Post-Qualification Amendment No. 1, and all filings and supplements which amend the Offering Statement of StartEngine Collectibles Fund II LLC originally qualified on February 24, 2022, to add, update and/or replace information contained in the Offering Statement.

The Offering Circular and Post-Qualification Amendment are available here:

Post-Qualification Amendment No. 1	https://www.sec.gov/Archives/edgar/data/1908252/000110465922039585/tm2210442d1_partiiandiii.htm
Offering Statement	https://www.sec.gov/Archives/edgar/data/0001908252/000110465922010310/0001104659-22-010310-index.htm

Additional information about the Company is available in the Form 1-U available here:

https://www.sec.gov/Archives/edgar/data/1908252/000110465922050501/tm2213680d1_1u.htm and is hereby incorporated by reference herein.

Effective July 14, 2022, StartEngine Collectibles Fund II LLC will sell its securities as an issuer-dealer in Texas.